April 8, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure
John Dana Brown
J. Nolan McWilliams

Re:	TransDigm UK Holdings plc
Registration Statement on Form S-4 (Registration No. 333-228336)

Ladies and Gentlemen:

On behalf of TransDigm UK Holdings plc and the other registrants (together, “TransDigm”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-228336) of TransDigm be declared effective at 10:00 a.m. on Thursday, April 11, 2019, or as soon thereafter as practicable. TransDigm respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours, TRANSDIGM UK HOLDINGS PLC

By:	/s/ Jonathan D. Crandall
	Name:	Jonathan D. Crandall
	Title:	Director and Authorized Representative in the United States

cc:	Michael J. Solecki, Esq.